Exhibit 99.2

ELECTRA BATTERY MATERIALS CORPORATION MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2024 (EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

General

This Management’s Discussion and Analysis (“MD&A”) of Electra Battery Materials Corporation (“Electra” or the “Company”) was prepared on May 21, 2024, and provides analysis of the Company’s financial results for the quarter ended March 31, 2024. The following information should be read in conjunction with the condensed interim consolidated financial statements for the three months ended March 31, 2024, and 2023 with accompanying notes which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar figures, excluding share prices, are expressed in thousands of Canadian dollars unless otherwise stated. Financial Statements are available at www.sedarplus.com and the Company’s website www.electrabmc.com.

Company Information

Electra was incorporated on July 13, 2011, under the Business Corporations Act (British Columbia) and on September 4, 2018, the Company filed a Certificate of Continuance into Canada and adopted Articles of Continuance as a Federal Company under the Canada Business Corporations Act (the “CBCA”). On December 6, 2021, the Company changed its name from First Cobalt Corp. to Electra Battery Materials Corporation to better align with its strategic vision. The Company is in the business of battery materials refining, including refining material from mining operations and from the recycling of battery scrap and end of life batteries. Electra is focused on building a diversified portfolio of assets that are highly leveraged to the battery supply chain with assets located primarily in North America, with the intent of providing a North American supply of battery materials. The Company has two significant North American assets:

(i)	a hydrometallurgical refinery located in Ontario, Canada (the “Refinery”); and

(ii)	the Iron Creek Project in Idaho, the Company’s flagship mineral project (the “Iron Creek Project”).

Electra is a public company whose common shares are listed on the TSX Venture Exchange (“TSXV”) and NASDAQ and trades under the symbol ELBM in both cases. The Company began trading on the NASDAQ on April 27, 2022.

The Company’s registered and records office is Suite 2400, Bay-Adelaide Centre, 333 Bay Street, Toronto, Ontario, M5H 2T6. The Company’s head office is located at 133 Richmond Street W, Suite 602, Toronto, Ontario, M5H 2L3.

Q1 2024 Highlights and Recent Events

Refinery Project Updates

The Company has been progressing plans to recommission and expand the Refinery with a view to becoming the first refiner of battery grade cobalt sulfate in North America. For more on the Refinery, see Refinery section below.

On April 2, 2024, the Company and Eurasian Resources Group S.A.R.L (“ERG”) announced that they have signed a binding letter of intent for long-term supply of ERG’s cobalt hydroxide to Electra’s cobalt sulfate Refinery. This transaction supports efforts to onshore the battery supply chain and reduce reliance on foreign refiners. Starting from 2026, under the three-year supply agreement, ERG will deliver 3,000 tonnes per annum of IRA-compliant cobalt to Electra’s refinery north of Toronto. With this agreement, Electra has sufficient cobalt hydroxide feed material to meet all of the refinery’s annual capacity.

Battery Recycling

The Company launched a black mass trial late in 2022 at the Refinery to recover critical minerals from black mass in shredded lithium-ion batteries and successfully operated this demonstration process throughout 2023 on a semi-continuous basis to maximize product recoveries. The battery recycling strategy is part of a multipronged development plan to supply battery-grade material to third-party cathode precursor manufacturers.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

On February 5, 2024, the Company provided an update on the battery materials recycling trial taking place at the Ontario refinery complex. Recent optimizations have resulted in additional improved recoveries of lithium, nickel, cobalt, and other critical minerals, further bolstering the quality of saleable products. At that time, the plant-scale black mass recycling trial was largely complete, and the Company was compiling an internal report detailing the proprietary methodologies used, as well as various optimizations and modular growth scenarios.

Government Financing

On February 9, 2024, the Company announced that it has received a $5,000 funding commitment from the Government of Canada towards the construction of North America’s first cobalt sulfate refinery. Located in Temiskaming Shores, Ontario, the facility will produce approximately five percent of the global supply of battery grade cobalt needed for electric vehicles. The investment will be provided in the form of a grant from the Federal Economic Development Initiative for Northern Ontario (FedNor).

Convertible Notes

Interest

On February 27, 2024, the Company announced that the Company and the holders of US$51,000 principal amount of 8.99% senior secured convertible notes had entered into an agreement whereby the noteholders had agreed, subject to certain conditions, to a postponement of the unpaid August 15, 2023, and February 15, 2024 interest payment dates under the convertible note indenture dated as of February 13, 2023, that governs the notes. Pursuant to the waiver, the Company is required to make payment of accrued Interest on August 15, 2024, other than the interest to be paid through the share issuance. In the event of a default by the Company under the indenture, the Company is required to pay the interest immediately. Pending repayment, the interest will be treated as additional principal amounts of notes entitled to the same rights as the notes under the indenture, including the accrual of additional interest under the indenture and the right to convert into common shares in the capital of the Company.

The Company agreed to satisfy US$401 of the interest payable through the issuance of common shares to certain noteholders.

On March 13, 2024, the Company announced that the Company had received the approval of the TSXV to issue common shares in the capital of the Company in satisfaction of US$401 of interest payable.

On March 21, 2024, the Company issued an aggregate of 843,039 Shares at a market price of $0.6439 per share in satisfaction of a portion of the interest payable to certain of the holders of US$51,000 principal amount of 8.99% senior secured convertible notes. The market price was calculated at 95% of the simple average of the volume weighted average trading price of the Shares for each of the five trading days ending on, and including, March 20, 2024.

Warrants

On December 1, 2023, the Company announced that it intends to amend the terms of an aggregate of 10,796,054 outstanding common share purchase warrants due to expire on February 13, 2028.

The warrants were issued in connection with a private placement transaction that closed on February 13, 2023. They were exercisable at US$2.48 per common share.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Under the proposed amendments to the warrants, the exercise price will be reduced to $1.00 per common share. In addition, the warrants will be amended to include an acceleration clause such that the term of the warrants will be reduced to 30 days in the event the closing price of the common shares on the TSX Venture Exchange exceeds $1.00 by 20% or more for ten (10) consecutive trading dates, with the reduced term beginning seven (7) calendar days after such ten (10) consecutive trading day period. Upon the occurrence of an acceleration event, holders of the warrants may exercise the warrants on a cashless basis, based on the value of the warrants at the time of exercise, subject to compliance with the policies of the TSXV.

The proposed amendments were agreed upon with the holders of such warrants following constructive negotiations and more closely align the terms of the warrants with current market conditions. As partial consideration for the proposed amendments, the holders of the warrants have agreed not to exercise certain adjustment provisions they hold in connection with the convertible notes due February 2028. As a result, the notes have not been re-priced at a lower exchange rate and no amendments have been made in respect of the debt conversion ratio. The proposed amendments also serve to reduce potential dilution in Company capitalization in the event the notes are converted into equity, while the cashless exercise feature will serve to concurrently reduce the dilutive effect of future exercises of warrants upon the occurrence of an acceleration event. The proposed amendments were subject to the approval of the TSXV.

On January 15, 2024, the Company announced that it received the approval of the TSXV as well as warrant holders, to amend the terms. The Company has entered into a supplemental indenture to affect the amendment with TSX Trust Company, as warrant agent, to the warrant indenture governing the warrants dated February 13, 2023, between the Company and the warrant agent.

Nasdaq Delisting Notification

On September 22, 2023, the Company announced that it received notice from The Nasdaq Stock Market LLC on September 21, 2023, stating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under Nasdaq’s Listing Rule 5550(a)(2) based upon the closing bid price of the Company's common shares for the 30 consecutive business days prior to the date of the Notice. The Corporation had 180 calendar days from the date of the Notice, or until March 19, 2024, to regain compliance with the minimum bid requirement, during which time the Company’s common shares will continue to trade on Nasdaq.

On February 27, 2024, the Company announced that it intends to apply pursuant to the Nasdaq Listing Rules for an additional 180-day extension to the notice period under Nasdaq Rule 5810(c)(3)(A)(ii), at which point the Company may be required to take steps to resolve the non-compliance.

On March 21, 2024, the Company announced it had received an additional 180-days notice from The Nasdaq Stock Market LLC to regain compliance with the minimum bid price requirement of US$1.00 per share under Nasdaq’s Listing Rule 5550(a)(2). If at any time before September 16, 2024, the bid price of the Shares closes at or above US$1.00 per Share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

Long-Term Incentive Plan

On January 15, 2024 the Company issued 100,00 stock options at an exercise price of $0.50 that will vest in three equal tranches on the first, second and third anniversary of the grant date over a four year period.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

On February 12, 2024, the Company announced that in accordance with its Long-Term Incentive Plan approved by shareholders at its October 24, 2023 annual general meeting, the Company has issued 3,015,695 incentive stock options and 104,938 restricted share units to certain directors, officers, employees, and contractors of the Company.

The RSUs will vest on the first anniversary of the grant date and will be settled in cash or shares at the discretion of the Company. The Options will be exercisable for four years at the February 12, 2024 closing price of C$0.81 and will vest in two equal tranches, on the first and second anniversary of the grant date.

Employee Share Settlement

On February 27, 2024, the Company announced it had settled a total of $134 of earned performance-based incentive cash payments to certain non-officer employees by issuing a total of 165,257 common shares at a deemed price of C$0.81 per share to these individuals.

Detailed Outlook and Overview of Current Programs

The Company’s vision is to provide sustainable battery materials to the EV industry in North America. The Company’s primary asset is the Refinery located in Ontario, Canada, The Company also owns the Iron Creek cobalt-copper project located in Idaho, United States and has a royalty over several silver and cobalt properties in Ontario known as the Cobalt Camp.

The Company has been progressing plans to recommission and expand the Refinery with a view to becoming the first refiner of battery grade cobalt sulfate in North America. Electra’s primary focus for the quarter was to advance the expansion and recommissioning of the Refinery, as the first phase of a multiphase plan:

•	Phase 1 entails an expansion and recommissioning of the Company’s Refinery. The Company anticipates the Refinery will produce at an initial rate of 5,000 tonnes per annum of battery cobalt contained in cobalt sulfate from cobalt hydroxide intermediate product supplied from leading and certified mining operations in the Democratic Republic of Congo.

•	Phase 2 entails a permit amendment and an expansion of certain circuits to increase cobalt production to 6,500 tonnes per annum of battery cobalt contained in cobalt sulfate, which aligns with the nameplate capacity of the Company’s crystallization circuit. The Company purchased larger equipment such that a step up in production to 6,500 tonnes per annum in the future is possible.

•	Phase 3 entails the recycling of black mass from spent lithium-ion batteries supplied by various black mass producers (battery shredders) in the United States and elsewhere.

•	Phase 4 entails the construction of a nickel sulfate plant, thereby providing all of the necessary components (other than manganese) to attract a precursor manufacturer to establish a facility adjacent to these refining operations.

The Refinery

The Company is working towards restarting its wholly-owned Refinery in Ontario, Canada as the first phase in a multi-phase strategy. In 2020, the Company announced the results of an engineering study on the expansion of the Refinery that demonstrated that the facility could become a significant, globally competitive producer of cobalt sulfate for the electric vehicle market. The engineering study determined the Refinery could produce 25,000 tonnes of battery-grade cobalt sulfate annually (equating to approximately 5,000 tonnes of cobalt contained in sulfate), which would represent approximately 5% of the total refined cobalt market and 100% of the North American cobalt sulfate supply. The study indicated strong operating margins at the asset level.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The Company initiated construction to recommission the facility in 2022, however paused construction in 2023 due to impacts of inflation on project costs. The estimated replacement cost of the refinery complex is US$200 million and that approximately US$60 million will be required to complete the construction. All long-lead, custom-fabricated equipment is on site, and the facility was operational throughout 2023 as a plant scale demonstration plant, processing battery black mass. At this time, the Company will require additional financing in 2024 and 2025 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, purchase required materials as the Refinery enters its operating phase and remain in compliance with the minimum liquidity covenant under the 2028 Notes.

Black Mass Recycling

Black mass is the industry term used to describe the material remaining once expired lithium-ion batteries are shredded and all casings removed.  Black mass contains high-value elements, including nickel, cobalt, manganese, copper, lithium, and graphite, that once recovered, can be recycled to produce new lithium-ion batteries. Recycling black mass will increasingly become a key feature of the EV battery supply chain given the strong demand for critical minerals and the looming supply deficit of metals such as nickel and cobalt. According to data from McKinsey & Company, available battery material for recycling is expected to grow by 20% per year through 2040.

Black Mass recycling is planned as the Company’s 3rd phase of its strategy. In February 2023, the Company completed the first plant-scale recycling of black mass material in North America and recovered critical metals, including nickel, cobalt, and manganese using its proprietary hydrometallurgical process. In March 2023, the Company announced that it progressed the demonstration plant to recover lithium, a critical mineral needed for the electric vehicle (EV) battery supply chain, and successfully produced mixed hydroxide precipitate (MHP) at contained metal grades for nickel and cobalt above the quoted market specifications and more recently began producing lithium carbonate product. The black mass recycling trial also recovered copper, graphite, and manganese.

Recoveries within the MHP circuit, the highest value product in the process, are achieving equivalent to and at times above bench scale results. The Company attributes its success to the refinery team continuously optimizing circuit performance as more black mass is processed. Recovery rates for all targeted metals have improved since the start of the trial in late December 2022, and the recovery rates for manganese have improved by more than 50% from results achieved in a lab setting. Metal content contained in the MHP produced from the recycling process has increased in the range of 5 to 10% since the start of the trial. An increase in metal content results in a higher value saleable product, thereby improving the potential economics of continuous recycling operations. Approximately 28 tonnes of MHP product have been shipped to customers to date.

The results from the black mass trial are extremely encouraging and validate that The Company’s proprietary hydrometallurgical process can recover high-value elements from shredded lithium-ion batteries effectively. The early success of the plant processing facility has generated interest from downstream battery supply chain companies who are looking for North American battery black mass refining solutions.

EXPLORATION AND EVALUATION ASSETS

The Company is focused on building a North American battery materials supply chain. The Company’s Iron Creek Project in Idaho, U.S. is its flagship mineral property and a new, upgraded resource estimate was published in March 2023. The Iron Creek property includes patented and unpatented claims totaling approximately 3,260 hectares as well as 600 metres of underground drifting from three adits. Other cobalt-copper targets exist on the Company’s property away from the Iron Creek resource.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The Iron Creek Project

Following the acquisition of US Cobalt in June of 2018, the Company commenced an extensive drill program at Iron Creek. In October 2018, the Company filed a technical report supporting the maiden resource estimate for the Iron Creek Project in Idaho. A second phase drill campaign was initiated to conduct infill drilling to upgrade a portion of the inferred resources to the indicated category for mine planning and to improve the confidence for future engineering studies. As a secondary priority, this campaign increased the resource along strike and at depth. An updated mineral resources estimate (MRE) was completed in November 2019 by the company by Ristorcelli and Schlitt.

The unpatented mining claims included within the Iron Creek Project have no expiration date if the annual claim maintenance fees are paid by August 31 of each year. The patents are not subject to annual claim-maintenance fees, but applicable real and immovable property taxes are payable to Lemhi County annually. Certain claims within the land package are governed by underlying agreements (Redcastle JV, CAS Option Agreement) which require milestone payments and/or earn in obligations for The Company to maintain their exploration rights on those claims. On January 23, 2023, the Company updated mineral resource for the Iron Creek Project (the “2023 MRE”) as prepared by Qualified Persons (QPs) Martin Perron, P.Eng. and Marc R. Beauvais, P.Eng. of InnovExplo, using all available information. The 2023 MRE includes a new mineral resource estimate based on all drilling conducted through the end of 2022. The new resource was calculated using a net smelter return calculation (NSR) model with assumptions shown in section 14.13 of the technical report. The resulting model calculated an indicated mineral resource of 4.45 million tonnes at 0.19% Co and 0.73% Cu and an inferred mineral resource of 1.23 million tonnes at 0.08% Co and 1.34% Cu. The mineralization remains open along strike and downdip. The resource does not include the Ruby target which has insufficient drilling to effectively calculate a volume and grade of mineralization. Management believes that there is potential to continue to expand the size of the Iron Creek resource and continue drilling at the Ruby target to evaluate the viability of that target. In 2022, the Company commenced drilling with Titan Drilling out of Elko, Nevada using a track mounted LF-70 operating on two 10 hour shifts each day. The Company completed six holes for 1,674 m. One hole was completed on the east side of the Iron Creek Project to infill between the edge of the resource boundary and the drill intercepts in the 2021 step-out program. The remaining three collars with two wedges were completed on the Ruby target to evaluate the depth extent of Ruby zone. All holes were collared with HQ diameter core and three were reduced to NQ diameter for core recovery and extensions. All holes intercepted significant cobalt mineralization confirming the depth extent and continuity of the Ruby zone.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Figure 1. Schematic cross-section of the Iron Creek and Ruby properties using a 100m cutting envelope. Drillholes projected up to 200m into the plain of the section to show relative locations of targeting in 2021 and 2022. IC21-04 and IC21-05 are labeled as reported on May 9, 2022. IC22-02 and IC22-03/3A are labeled as reported on October 5, 2022. IC22-01 and IC22-04 are labeled as reported on December 14th, 2022. Resource outline is based on Ristorcelli and Schmitt (2019) and includes both the indicated and inferred categories. Section has not been updated with the 2023 resource outline.

On December 14, 2022, the Company announced the acquisition of a cobalt property (the “CAS Property”) in proximity to the Company’s projects in Idaho. The new cobalt property was acquired for US$1,500, payable over 10 years upon completion of specific milestones. The underlying claim owner will retain a 1.5% NSR which can be purchased by The Company for US$500 within one year of commercial production from the CAS Property.

	Balance January 1, 2023	Foreign Exchange	Balance December 31, 2023	Foreign Exchange	Balance March 31, 2024
Iron Creek, USA	$87,693	$(2,059)	$85,634	$2,098	$87,732
Total	$87,693	$(2,059)	$85,634	$2,098	$87,732

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

SUMMARY OF QUARTERLY RESULTS

	Three months ended March 31, 2024 ($)	Three months ended March 31, 2023 ($)
Financial Position
Current Assets	8,854	14,521
Exploration and Evaluation Assets	87,732	87,622
Property, plant and equipment	51,541	93,190
Total Assets	149,335	198,695
Current Liabilities	63,460	68,657
Long-term Liabilities	11,412	22,082

Operations
General and administrative	523	900
Consulting and professional fees	1,123	600
Exploration and evaluation expenditures	63	77
Investor relations and marketing	178	33
Refinery, engineering and metallurgical studies	-	624
Refinery, permitting and environmental expenses	-	28
Salary and benefits	896	1,328
Share-based payments	561	218
Total Operating Expenses	3,344	3,808

Change in fair value of marketable securities	92	110
Loss on financial derivative liability – Convertible Notes	(6,811)	(14,862)
Changes in fair value of US Warrant	(30)	(94)
Other non-operating income	(2,076)	(1,692)

Net Loss	(12,169)	(20,346)
Loss per Share – basic and diluted	(0.22)	(0.57)

The Company has retrospectively adopted IAS 1 amendments – Non-current liabilities and Covenants, and determined a reclassification of the convertible notes from non-current to current liabilities applies in the current period. As a result, as at March 31, 2023 and as at December 31, 2023, the convertible debt (2028 notes) comparative figures on the statement of financial position are reclassified to current liabilities. There is no impact to the opening balance as at January 1, 2023, as the balance related to the previous convertible notes (2026 notes) were already classified as a current liability as at that date.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2024 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2023

During the three months ended March 31, 2024, the Company recorded a net loss of $12,169 (net loss of $20,346 in the three months ended March 31, 2023), a loss per share of $0.22 (loss of $0.57 in the three months ended March 31, 2023).

•	Included in the net loss for the three months ended March 31, 2024, is $6,811 of fair value adjustments related to the 2028 Notes (gain of $8,941 in the three months ended March 31, 2023).

•	Lower staffing levels reduced general and administrative and salary and benefit expenses, and reduced drilling and exploration work at Iron Creek, offset by an increase in consulting and professional fees and share-based payments, all contributed to the $464 reduction in operating expenses, compared to the three months ended March 31, 2023.

•	Refinery, engineering and metallurgical studies and environmental expenses are lower compared to the three months ended March 31, 2023, due to higher costs in 2023 associated with nickel sulfate studies and the readying of the black mass demonstration plant.

SELECTED QUARTERLY FINANCIAL INFORMATION

	Q1 2024	Q4 2023	Q3 2023 [1]	Q2 2023 [1]	Q1 2023 [1]	Q4 2022	Q3 2022	Q2 2022
Net income (loss)	$(12,169)	$(46,749)	$(9,223)	$11,652	$(20,346)	$10,315	$(7,628)	$7,534
Income (loss) per share	(0.22)	(0.84)	(0.20)	0.33	(0.57)	0.31	(0.24)	0.23
Total assets	$149,335	$148,692	$210,152	$197,009	$198,695	$187,524	$170,919	$176,355

1 Quarters have been restated to reflect current presentation including adoption of the US dollars as the functional currency for its US-based subsidiaries and the change in the royalty liability as described below.

The royalty liability measured upon initial recognition of the fair value on the extinguishment of the 2026 notes and recognition of the 2028 notes has been reduced from $2,178 to $721. There is a corresponding $1,457 reduction in the loss on extinguishment of 2026 notes and recognition of the 2028 notes.

The royalty liability is reduced for the quarter ended: March 31, 2023 from $2,308 to $752; June 30, 2023 from $2,363 to $774; and, September 30, 2023 from $2,432 to $832.

Change in Functional Currency

During 2023, the Company considered primary and secondary indicators in determining functional currency including the currency in which funds from financing activities were generated, the Company re-evaluated the functional currency of its US subsidiaries and determined that a change in their functional currency from Canadian dollars to US dollars was appropriate. The Company translated its US subsidiaries’ assets and liabilities into the new functional currency of US dollars at the opening spot rate for the year and recorded a translation adjustment from January 1, 2023 onwards to reflect the impact of translating the Company’s US dollar assets and liabilities to the presentation currency. The change in functional currency for these subsidiaries has been applied prospectively.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The adoption of the change effective January 1, 2023, has an impact on the quarterly financial statements previously issued for 2023. The impact on each of the quarters and the full year amounts are detailed below:

Amounts in CAD$000’s 2023	Other comprehensive income – Foreign currency translation gain (loss)	Increase (decrease) in Exploration & evaluation and accumulated other comprehensive income
First quarter	$(71)	$(71)
Second quarter	(1,897)	(1,897)
Third quarter	1,813	1,813
Fourth quarter	(1,904)	(1,904)
Year ended December 31, 2023	$(2,059)	$(2,059)

There were no changes to the Consolidated Statements of Cash Flow.

CAPITAL STRUCTURE

As of the date of this MD&A, the Company has 57,198,468 common shares issued and outstanding. In addition, there are outstanding share purchase warrants and stock options for a further 33,724,658 and 3,765,711 common shares, respectively. The Company currently has 599,331 Deferred Share Units (DSUs), 298,152 Restricted Share Units (RSUs) and Nil Performance Share Units (PSUs) issued under its Long-Term Incentive Plan.

The following warrants were outstanding at the date of this MD&A:

Grant date	Expiry date	Number of warrants outstanding	Weighted average exercise price
November 15, 2022	November 15, 2025	2,483,150	US$	3.10
February 13, 2023	February 13, 2028	10,796,054		$1.00
August 11, 2023	August 11, 2025	20,445,454		$1.71
		33,724,658

CAPITAL STRUCTURE, RESOURCES & LIQUIDITY

Capital Structure

The Company manages its capital structure to maximize its financial flexibility, adjusting it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this, given the relative size of the Company, is appropriate.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

The Company will continue to adjust its capital structure based on Management’s assessment of the best capital mix to effectively advance its assets. With the settlement of the 2026 Notes and issuances of the 2028 Notes in February 2023, the Company has increased the debt component of its capital structure with a par value of $67,938 (US$50,250) outstanding after an early conversion of $664 (US$500) of notes in February 2023 and $334 (US$250) in April 2023. As of March 31, 2024, the Company had $68,088 (US$50,250) of convertible notes.

On August 11, 2023, the Company completed a private placement for gross proceeds of $21,500 (net proceeds of $19,960), consisting of a brokered placement for $16,500 and a non-brokered placement for $5,000 (the “Offering”). Under the terms of the Offering, the Company has issued 19,545,454 units, at a price of $1.10 per unit. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at a price of $1.74 at any time on or before August 11, 2025. As consideration for services under the brokered Offering, the Company paid to the agents a cash commission of $445 equivalent to 6% of gross proceed of brokered placement and issued to the agents 900,000 non-transferable broker warrants of the Company entitling the holder to acquire one common share at a price of $1.10 at any time on or before August 11, 2025.

In addition to its cash on hand, the Company has previously executed contribution agreements with the Government of Ontario and the Government of Canada for aggregate funding of $10,000, of which $4,733 has been received to December 31, 2023. On February 9, 2024, the Company received a grant from the Federal Economic Development Initiative for Northern Ontario (FedNor) for an additional $5,000 towards the refinery construction, of which $4,000 has been received. The Company continues to be in active discussions with both Government of Canada and Province of Ontario for the remaining balance, as well as pursuing additional opportunities under various government programs for funding towards both refinery and battery recycling.

The Company is also actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources to fund the projected Refinery expenditures. The Company will also need working capital funding for the purchase of other consumables before the startup of operations.

Liquidity

In February 2023, the Company closed on the 2028 Notes with a principal balance of US$51,000 and settled the previous 2026 Notes with a principal balance of US$36,000 for a net proceed of US$15,000 ($20,013), before interest payment of $1,656 and transaction costs of $2,340. The 2028 Notes reduced the minimum liquidity balance requirement under the 2026 Notes from US$7,500 to US$2,000. On January 15, 2024, the Company received approval from TSXV as well as warrant holders to amend the terms of 10,796,054 outstanding common share purchase warrants due to expire on February 13, 2028.

As consideration for eliminating the dilutive ratchet provisions in the Company’s convertible debt, the Company and its noteholders agreed to change the terms of the share purchase warrants. Pursuant to the amendment, the exercise price of the warrants was reduced to $1.00 per common share. In addition, the warrants were to be amended to include an acceleration clause such that the term of the warrants will be reduced to 30-day (the “Reduced Term”) in the event the closing price of the common shares on the TSX Venture Exchange exceeds $1.20 ten consecutive days trading days (the “Acceleration Event”), with the Reduced Term to begin upon release of a press release by the Company within seven calendar days after such ten consecutive trading day period. Upon the occurrence of an Acceleration Event, holders of the warrants may exercise the warrants on a cashless basis, based on the value of the warrants at the time of exercise.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

On March 13, 2024, the Company announced approval of the TSXV to issue common shares in the capital of the Company in satisfaction of US$401 of interest payable.

On March 21, 2024, the Company issued an aggregate of 843,039 Shares at a deemed issue price of $0.6439 per share in satisfaction of a portion of the interest payable to certain of the holders of US$51,000 principal amount of 8.99% senior secured convertible notes. The market issue price was calculated at 95% of the simple average of the volume weighted average trading price of the Shares for each of the five trading days ending on, and including, March 20, 2024 for a total of $543.

The Company’s objective in managing liquidity risk is to maintain sufficient liquidity to meet operational and asset advancement requirements as well as ensuring compliance with minimum liquidity balance covenant of US$2,000.

At March 31, 2024, the Company had cash of $5,648 (December 31, 2023 - $7,560) and marketable securities of $761 (December 31, 2023 - $595), compared to accounts payable and accrued liabilities of $7,711 (December 31, 2023 - $8,828).

Cash requirements for the Refinery expansion from March 31, 2024, through to the expected completed commissioning are estimated to be significantly higher than the previously estimated. At this time, the Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and will require additional financing in 2024 and 2025 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy, and remain in compliance with the minimum liquidity covenant under the 2028 Notes. Failure to remain in compliance with the liquidity terms, in addition to the Company being unable to provide a United States registration statement or obtain suitable waivers, may result in the instrument becoming due before the contractual maturity.

The Company had the following summarized cash flows:

	Three months ended March 31, 2024	Three months ended March 31, 2023
Cash used in operation activities	(4,101)	(965)
Cash used in investing activities	(66)	(12,247)
Cash provided by financing activities	2,257	16,486
Change in cash during the period	(1,910)	3,274
Effect of exchange rates on cash	(2)	3
Cash, beginning of period	7,560	7,952
Cash, end of year	$5,648	$11,229

Cash used in operating activities was $4,101 during the three months ended March 31, 2024, compared to $965 used in operating activities during the three months ended March 31, 2023. The increase in cash used in operating activities was driven primarily by changes in working capital.

Cash used in investing activities was $66 during the three months ended March 31, 2024, compared to cash used in investing activities of $12,247 during the three months ended March 31, 2023. The decrease in cash used in investing activities relates to reduced capitalized spending at the Refinery.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Cash flows provided by financing activities were $2,257 during the three months ended March 31, 2024, compared to the $16,486 from financing activities during the three months ended March 31, 2023. The change was primarily driven by net proceeds from 2028 notes, which was completed on February 13, 2023.

COMMITMENTS

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to defend itself vigorously against all legal claims. Electra is not aware of any claims against the Company that could reasonably be expected to have a materially adverse impact on the Company’s consolidated financial position, results of operations or the ability to carry on any of its business activities.

The Company’s commitments relate to purchase and services commitments for work programs relating to refinery expansion and payments under financing arrangements. The Company had the following commitments as of March 31, 2024:

	2024	2025	2026	2027	Thereafter	Total
Purchase commitments	$160	$-	$-	$-	$-	$160
Convertible notes payments [1]	4,569	6,064	6,064	6,064	73,326	96,087
Government loan payments	-	-	1,032	1,032	5,351	7,415
Lease payments	82	125	128	43	-	378
Royalty payments [2]	-	-	-	224	1,900	$2,124
	$4,811	$6,189	$7,224	$7,363	$80,577	$106,164

1 Convertible notes payment amounts are based on contractual maturities of 2028 Notes and assumption that it would remain outstanding until maturity. The 2026 Notes were cancelled and replaced with the 2028 Notes in February 2023.

2 Royalty payments are estimated amounts associated with the royalty agreements entered with the convertible debt holders as part of the 2028 Note offering. The estimated amounts and timing are subject to changes in cobalt sulfate prices, timing of completion of the refinery, reaching commercial operations and timing and amounts of sales.

The Company has recorded a provision for environmental remediation, reclamation and decommissioning for its Ontario assets. For the Refinery, a liability of $2,858 has been recorded, linked to the closure plan filed and accepted in March 2022 and updated in November 2022. In relation to the refinery closure plan, an amount of $3,450 has been posted via a surety bond with the Ministry of Northern Development, Mines, Natural Resources and Forestry (NDMNRF) as financial assurance.

RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and companies related by way of directors or shareholders in common.

The Company paid and/or accrued during the three months ended March 31, 2024 and 2023, the following fees to management personnel and directors were $363 and $70, respectively (three months ended March 31, 2023 - $463 and $64, respectively). During the three months ended March 31, 2024, the Company had share-based payments made to management and directors of $320 (March 31, 2023 - $527).

As at March 31, 2024, the accrued liabilities balance for related parties was $185 (December 31, 2023 - $78), which relates mainly to compensation accruals.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

OFF BALANCE SHEET ARRANGEMENTS

The Company currently has no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

Refer to Note 14 of the Company’s Condensed Interim consolidated financial statements for the three months ended March 31, 2024 and 2023.

SUBSEQUENT EVENTS

a)	Subsequent to March 31, 2024, the Company received an additional $2,000 from FedNor. The investment was provided in the form of a grant from the Federal Economic Development for Northern Ontario.

RISK AND RISK MANAGEMENT

Financial Risk Factors

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company does not have sufficient financial resources necessary to complete the construction and final commissioning of the Refinery and the Company is going through a planning and budgeting process to update the capital estimates and completion schedule associated with the Refinery. The Company attempts to ensure there is sufficient access to funds to meet ongoing business requirements, considering its current cash position and potential funding sources. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. The Company has future obligations to pay semi-annual interest payments and the principal upon maturity related to the convertible debt. Starting in 2026 repayment of the interest-free Government loan will begin in 19 equal installments. Upon the issuance of the 2028 Notes and retirement of the 2026 Notes in February 2023, the Company is subject to a minimum cash balance requirement of US$2,000. Additionally, the Company was required to have a United States registration statement providing for the resale of the Common Stock deliverable on conversions of the debenture and warrants by May 15, 2023. Failure to have such a statement by the date is considered an event of default which provides the indenture holders the right to demand repayment of the instrument. Effective February 27, 2024, subject to certain conditions, the noteholders agreed to waive the requirement set out in the indenture for the Company to file a registration statement to provide for the resale of the common shares underlying the notes and the common share purchase warrants issued on February 13, 2023.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash and cash equivalents and restricted cash which are being held with major Canadian banks that are high-credit quality financial institutions as determined by rating agencies.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. Company currently does not have any financial instruments that are linked to LIBOR, SOFR, or any form of a floating market interest rate. Therefore, changes in the market interest rate does not have an impact on the Company as at March 31, 2024.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the Company’s functional currency, Canadian Dollars. The Company is exposed to foreign currency risk on fluctuations related to cash, receivables, and accrued liabilities that are denominated in US Dollars. In addition, the Company’s 2028 Notes are denominated in US dollars and fluctuations in foreign exchange rates will impact the Canadian dollar amounts required to settle interest and principal payments for these convertible notes. The Company has not used derivative instruments to reduce its exposure to foreign currency risk nor has it entered foreign exchange contracts to hedge against gains or losses from foreign exchange.

BUSINESS RISKS AND UNCERTAINTIES

There are many risk factors facing companies involved in the mineral exploration industry. Risk Management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are most applicable to the Company.

Going Concern

As discussed above, the Company will require additional financing in 2024 and 2025 to continue operations, complete the construction of the Refinery, advance its battery recycling strategy and remain in compliance with minimum liquidity covenant under the 2028 notes. The Company is actively pursuing various alternatives including equity and debt financing to increase its liquidity and capital resources. The Company is also in discussion with various parties on alternatives to finance the funding of feedstock purchases. Although the Company has historically been successful in obtaining financing in the past, there can be no assurances that the Company will be able to obtain adequate financing in the future. This represents a material uncertainty that casts substantial doubt on the Company’s ability to continue as a going concern. The financial information presented does not include the adjustments to the amounts and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

Financing

The Company has raised funds through grants, equity financing and debt arrangements to fund its operations and the advancement of the Refinery. The market price of natural resources, specifically cobalt prices, is highly speculative and volatile. Instability in prices may affect the interest in resource assets and the development of and production from such properties. This may adversely affect the Company’s ability to raise capital or obtain debt to fund corporate activities and growth initiatives. The completion of the Refinery project is dependent on additional financing.

Technical Capabilities of the Refinery

The Company’s strategic priority is the advancement of the Refinery, with significant engineering studies and metallurgical testing conducted to date. There is no assurance that the final refining process will have the capabilities to produce specific end products. The Company manages this risk by employing and contracting technical experts in metallurgy and engineering to support refinery process decisions.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Ability to Meet Debt Service Obligations

The Company has debt obligations under the Notes, which include ongoing coupon payments and payment of principal at maturity. In the event, that the refinery construction is not completed as planned or sufficient cash flow from refinery operations is not generated, there is a risk that the Company may not have sufficient available capital to meet its debt obligations. Additionally, the Company is subject to certain covenants related to the Notes, which include minimum liquidity of US$2,000 and having a United States registration statement providing for the resale of the underlying Common Stock deliverable on the conversion of the debenture and warrant indenture. Should the Company breach a covenant or be unable to service the debt, the assets pledged may be transferred to the lenders.

Macroeconomic Risks

Political and economic instability (including Russia’s invasion of Ukraine and war in Israel), global or regional adverse conditions, such as pandemics or other disease outbreaks (including the COVID-19 global outbreak) or natural disasters, currency exchange rates, trade tariff developments, transport availability and cost, including import-related taxes, transport security, inflation and other factors are beyond the Company’s control. The macroeconomic environment remains challenging, and the Company’s results of operations could be materially affected by such macroeconomic conditions.

Industry and Mineral Exploration Risk

Mineral exploration is highly speculative, involves many risks and frequently is non-productive. There is no assurance that the Company’s exploration efforts will be successful. At present, the Company’s projects do not contain any proven or probable reserves. Success in establishing reserves is a result of several factors, including the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves. The Company may be subject to risks, which could not reasonably be predicted in advance. Events such as labour disputes, natural disasters or estimation errors are prime examples of industry-related risks. The Company attempts to balance this risk through ongoing risk assessments conducted by its technical team.

Commodity Prices

The Company’s mineral exploration operations and its prospects are largely dependent on movements in the price of various minerals. Prices fluctuate daily and are affected by several factors well beyond the control of the Company. The mineral exploration industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. The Company has not entered any price hedging programs.

Environmental

Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve, and the trend is to a longer, more complete and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Title of Assets

Although the Company conducts title reviews in accordance with industry practice prior to any purchase of resource assets, such reviews do not guarantee that an unforeseen defect in the chain on title will not arise and defeat our title to the purchased assets. If such a defect were to occur, our entitlement to the production from such purchased assets could be jeopardized.

Competition

The Company expects to compete in the burgeoning North American Critical Minerals Industry with the completion of the Cobalt Sulfate refinery. The industry is developing in Canada with new entrants expected in the short term. Many of these competitors have substantially longer histories in the industry as well as substantially greater financial, sales and marketing resources than the Company.

The Company engages in the highly competitive resource exploration industry. The Company competes directly and indirectly with major and independent resource companies in its exploration for and development of desirable resource properties. Many companies and individuals are engaged in this business, and the industry is not dominated by any single competitor or a small number of competitors. Many of such competitors have substantially greater financial, technical, sales, marketing, and other resources, as well as greater historical market acceptance than does the Company. The Company will compete with numerous industry participants for the acquisition of land and rights to prospects, and for the equipment and labour required to operate and develop such prospects.

Competition could materially and adversely affect the Company’s business, operating results and financial condition. Such competitive disadvantages could adversely affect the Company’s ability to participate in projects with favorable rates of return.

Cybersecurity

The Company’s operations depend, in part, on how well it and its third-party service providers protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats, including, but not limited to, cable cuts, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

The Company’s information technology systems and on-line activities, including its e-commerce websites, also may be subject to denial of service, malware or other forms of cyberattacks. While the Company has taken measures to protect against those types of attacks, those measures may not adequately protect its on-line activities from such attacks. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Additional information on risks and uncertainties relating to The Company’s business is provided in The Company’s Annual Information Form dated May 10, 2024, under the heading “Risk Factors”.

SIGNIFICANT ACCOUNTING ESTIMATES

Refer to Note 4 of the Company’s Audited consolidated financial statements for the year ended December 31, 2023 and 2022.

FUTURE CHANGES IN ACCOUNTING POLICIES AND INITIAL ADOPTION

Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. The Company has assessed these standards, including amendments to IAS 1 – Non-current liabilities and Covenants, and determined a reclassification of the convertible notes from long-term to current liabilities applies in the current period. In addition, Lease Liability in a Sale and Leaseback (Amendment to IFRS 16 Leases) - is effective January 1, 2024. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. From the second quarter 2022, up to and including this disclosure, Management concluded that internal control over financial reporting was not designed effectively as of March 31, 2024, due to material weaknesses in Internal Control over Financial Reporting (ICFR).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected in a timely basis. Management has identified the following material weaknesses:

•	An ineffective control environment resulting from the combination of an insufficient number of trained financial reporting and accounting personnel with the appropriate skills and knowledge about the design, implementation, and operation of ICFR and inadequate IT tools and resources to ensure the relevance, timeliness and quality of information used in control activities.
•	Management has not designed or implemented a control monitoring process necessary to identify control weaknesses and remediations in a timely manner necessary to ensure the reliability of its ICFR.
•	Control deficiencies in the procurement, payment and receiving processes resulting from a lack of formal processes to ensure adherence to the Company’s delegation of authority policy, inconsistent matching of receipts to goods and services to supporting documentation and inconsistent receiving processes affecting the timing of recognition of assets and liabilities at the Company’s refinery project.

As a consequence of the above, the Company had ineffective control activities related to the design of process level and financial statement close controls which had a pervasive impact on the Company's ICFR. In the third and fourth quarter, Management hired several qualified staff and began to rectify segregation issues. Over the next quarter, Management intends to further these efforts and has engaged external experts to design a process for and perform monitoring controls.

ELECTRA BATTERY MATERIALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(expressed in thousands of Canadian dollars)

Other than those listed above, there have been no changes in the Company’s internal control over financial reporting during the 3 months ended March 31, 2024, that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

Disclosure Controls and Procedures (DCP) have not been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. As disclosed in the previous quarter, the Company’s President and Chief Executive Officer and Chief Financial Officer note similar weaknesses in the disclosure controls and procedures as in the ICFR. The Company’s President and Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures that because of the material weaknesses in our ICFR described above our DCP were not designed effectively at March 31, 2024.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that may be deemed “forward-looking statements”, including statements regarding developments in the Company’s operations in future periods, adequacy of financial resources and plans and objectives of the Company. All statements in this document, other than statements of historical fact, which address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “interprets” and similar expressions, or events or conditions that “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the advancement of the Refinery, future exploration programs, liquidity, and effects of accounting policy changes.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploration success, a successful outcome of the work in support of the recommissioning of the Refinery, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements if Management’s beliefs, estimates, opinions, or other factors should change except as required by law.

These statements are based on several assumptions including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the work programs described herein, the ability of the Company and other relevant parties to satisfy stock exchange and other regulatory requirements promptly, the availability of financing for the Company’s proposed work programs on its assets on reasonable terms and the ability of third-party service providers to deliver services promptly. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.